Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222106

Carlyle Tactical Private Credit Fund

Class A Shares (TAKAX)

Class I Shares (TAKIX)

Class L Shares (TAKLX)

Class M Shares (TAKMX)

Class N Shares (TAKNX)

Class U Shares (TAKUX)

Class Y Shares (TAKYX)

Supplement dated March 24, 2026 to the Prospectus and Statement of Additional Information

This supplement amends the prospectus and statement of additional information (“SAI”) of Carlyle Tactical Private Credit Fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and SAI and retain it for future reference.

I.	Effective April 1, 2026, the Fund will distribute dividend payments on a monthly basis.

Accordingly, effective April 1, 2026, the following changes will be made to the prospectus:

a.	The seventh bullet point in the section of the prospectus entitled Unlisted Closed-End Fund is hereby deleted and replaced with the following:

There is no assurance that monthly distributions paid by the Fund will be maintained at the targeted level or that dividends will be paid at all.

b.	The section of the prospectus entitled SUMMARY OF TERMS – Distributions is hereby deleted and replaced with the following:

The Fund’s distribution policy is to accrue dividends daily and make monthly distributions to Shareholders. Distributions can only be made from net investment income after paying any accrued dividends to holders of the Preferred Shares. The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result of such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment. See “Distributions.”

The Board reserves the right to change the distribution policy from time to time.

c.	The second paragraph of the section of the prospectus entitled SUMMARY OF TERMS – Dividend Reinvestment Plan is hereby deleted and replaced with the following:

Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the DRP by written instructions to that effect to SS&C. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C by five business days prior to the end of the current month or the Shareholder will receive such Distribution in Shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares. See “Distributions—Dividend Reinvestment Plan.”

d.	The first two paragraphs of the section of the prospectus entitled DISTRIBUTIONS are hereby deleted and replaced with the following:

The Fund intends to accrue dividends daily and make a distribution each month to its Shareholders of the net investment income of the Fund after payment of Fund operating expenses. The dividend rate may be modified by the Board from time to time. Distributions can only be made from net investment income after paying any accrued dividends to holders of the Preferred Shares.

To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratios. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board.

e.	The second paragraph of the section of the prospectus entitled DISTRIBUTIONS – Dividend Reinvestment Plan is hereby deleted and replaced with the following:

Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the DRP by written instructions to that effect to SS&C. Shareholders who elect not to participate in the DRP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C by five business days prior to the end of the current month or the Shareholder will receive such Distribution in Shares through the DRP. Under the DRP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.

March 24, 2026	CTAC-PROSUP-032426

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